R

AM 4/4/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
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[redacted]

02022048

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49310

SEC MAIL PROCESSING SECTION
RECEIVED
APR 0 1 2002
WASHINGTON, D.C. 365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INSTITUTIONAL CAPITAL MANAGEMENT, INC.

OFFICIAL USE ONLY
41055
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2550 GRAY FALLS, STE. 250
(No. and Street)

HOUSTON	TX	77077
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL RITZ (281) 293-9900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gottfried E. Weber, CPA
(Name — *if individual, state last, first, middle name*)

1144 W. Pioneer Parkway, Ste. F	Arlington	Texas	76013
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 4/4/2002

OATH OR AFFIRMATION

I, DANIEL RITZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INSTITUTIONAL CAPITAL MANAGEMENT, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Sherrie W. Stockwell

Notary Public

SHERRIE W. STOCKWELL
Notary Public, State of Texas
My Commission Expires
AUGUST 23, 2003

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Statement of Cash Flows
- (p) Statement of Exception to 15c3-3

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INSTITUTIONAL CAPITAL MANAGEMENT, INC.

FOR THE YEAR ENDED DECEMBER 31, 2001 AND 2000

INSTITUTIONAL CAPITAL MANAGEMENT, INC.

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Institutional Capital Management, Inc.

I have audited the accompanying balance sheet of Institutionnal Capital Management, Inc. (a Texas corporation) as of December 31, 2001, and the related statements of income, retained earnings, and cash flows for the year ended. Those financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An Audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principle uses and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

My examination was made for the purpose of forming an opinion on the basis financial statements, taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basis financial statements. In my opinion, the financial statements referred to above present fairly, in all material respects, financial position of Institutional Capital Management, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Gottfried E. Weber, CPA
1144 W. Pioneer Parkway, Ste. F
Arlington, TX 76013

March 26, 2002

INSTITUTIONAL CAPITAL MANAGEMENT, INC.

BALANCE SHEET

AS OF DECEMBER 31, 2001 AND 2000

ASSETS

	2000	2001
CURRENT ASSETS		
Checking Account	$ (6,959.93)	$ 119,432.60
Accounts Receivable	56,340.06	518,986.46
Accounts Receivable-Office	1,200.00	1,200.00
Total Current Assets	$ 50,580.13	$ 639,619.06
FIXED ASSETS		
Equipment	$ 0.00	$ 0.00
Accumulated Depreciation	0.00	0.00
Total Fixed Assets	$ 0.00	$ 0.00
OTHER ASSETS		
Commission Advances	$ 28,332.11	$ 23,500.00
Deposits	2,307.50	2,307.50
RJA Investment	16,858.00	6,970.03
RPR Investment	25,000.00	25,000.00
Securities	23,300.00	23,300.00
Total Other Income	$ 95,797.61	$ 81,077.53
TOTAL ASSETS	$ 146,377.74	$ 720,696.59

LIABILITIES & STOCKHOLDERS EQUITY

	2000	2001
CURRENT LIABILITIES		
Accounts Payable	$ 64,859.34	$ 573.55
Commission Payable	0.00	534,301.61
Income Tax Payable	0.00	18,459.35
Dividend Payable	0.00	17,282.00
Total Current Liabilities	$ 64,859.34	$ 570,616.51
TOTAL LIABILITIES	$ 64,859.34	$ 570,616.51
OWNERS EQUITY		
Preferred Stock ($.01 Par, 1,000,000 Authorized, 266,608 Issued and Outstanding)	$ 28,348.06	$ 28,348.06
Common Stock ($.01Par, 1,000,000 Authorized, 25,000 Issued and Outstanding)	250.00	250.00
Paid-in Capital	316,110.69	316,110.69
Retained Earnings	(263,190.35)	(194,628.67)
Total Owners Equity	$ 81,518.40	$ 150,080.08
TOTAL LIABILITIES & STOCKHOLDERS EQUITY	$ 146,377.74	$ 720,696.59

SEE NOTES TO FINANCIAL STATEMENTS

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2001 & 2000

	2000	2001
INCOME		
Advisory Fees	$ 22,000.00	$ 0.00
CD Sales	18,944.18	8,744.01
Equity Sales	299,489.83	2,458,003.78
Fixed Income	175,441.07	0.00
Insurance	13,869.99	3,768.23
Other	750.00	2,145.29
Total Income	$ 530,495.07	$ 2,472,661.31
EXPENSES		
Accounting	$ 18,750.43	$ 3,492.25
Advertising	153.08	13,166.41
Associates Compensation	16,940.50	0.00
Bank Charges	182.30	552.55
Bloomberg	18,803.60	21,303.60
Clearing Charge	28,691.52	5,446.02
Commissions	294,196.94	1,994,710.77
Computer Equipment & Repair	8,112.95	2,289.20
Dues & Subscriptions	2,876.21	2,590.54
Entertainment	457.49	0.00
Equipment Lease	182.92	0.00
Insurance	24,760.46	41,468.80
Legal Fees	1,571.00	11,775.00
Maintenance	1,808.27	12,050.51
Miscellaneous	1,239.05	0.00
NASD Fees	10,634.50	17,461.66
Outside Services	0.00	63,106.00
Postage	2,611.70	6,344.34
Printing	308.51	46.01
P/R Services	0.00	222.96
Rent	64,476.11	65,832.48
Salaries	33,940.56	11,596.14
Selling Expenses	389.04	0.00
Supplies	10,776.89	23,624.43
Taxes-Payroll	2,963.24	1,830.36
Taxes-Property	48.33	2,396.62
Telephone	20,108.60	40,798.44
Training	501.81	177.75
Travel	5,252.75	1,091.85
Unrealized Loss	497.71	9,887.97
Total Expenses	$ 571,236.47	$ 2,353,262.66
INCOME FROM OPERATIONS	$ (40,741.40)	$ 119,398.65
OTHER INCOME AND EXPENSES		
Interest Expense	$ 5,373.97	$ 0.00
Internet Income	0.00	314.38
Dividends (Preferred)	0.00	(32,692.00)
Total Other Income	$ 5,373.97	$ (32,377.62)
NET INCOME (LOSS) BEFORE INCOME TAXES	$ (35,367.43)	$ 87,021.03
INCOME TAXES	$ 0.00	$ 18,459.35
NET INCOME	$ (35,367.43)	68,561.68
NET INCOME PER COMMON SHARE (NOTE A)	$ Loss	$ 2.74

SEE NOTES TO FINANCIAL STATEMENTS

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	STOCK	
	PREFERRED	COMMON
BALANCE AT JANUARY 1, 2001	28,348.00	316,360.69
NET CHANGES FOR THE PERIOD (PAID IN CAPITAL)	0.00	0.00
BALANCE AT DECEMBER 31, 2001	28,348.00	316,360.69

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
STATE OF RETAINED EARNINGS
BALANCE AT DECEMBER 31, 2001

	2000	2001
BALANCE JANUARY 1, 2001	$ (209,628.00)	$ (263,190.35)
DRAWS	(18,194.92)	0.00
NET INCOME FOR THE PERIOD	(35,367.43)	68,561.68
BALANCE DECEMBER 31, 2001	$ (263,190.35)	$ (194,628.67)

SEE NOTES TO FINANCIAL STATEMENT

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
STATEMENTS OF CHANGES IN FINANCIAL POSITION AND CASH FLOW
FOR THE PERIOD ENDED DECEMBER 31, 2001 & 2000

	12 Months Ended December 31, 2001	12 Months Ended December 31, 2000
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income (Loss)	68,561.68	(35,367.43)
Adjustments to Net Income		
Decrease (Increase) in Current Assets	548,867.94	(36,015.06)
Increase (Decrease) in Current Liabilities	(505,757.17)	14,803.34
Decrease (Increase) in Other Assets	14,720.08	(13,435.47)
Total Adjustments	57,830.85	(34,647.19)
Cash provided (Used) by Operations	126,392.53	(70,014.62)
CASH FLOW FROM INVESTING ACTIVITIES		
Sales (Purchases) of Assets	0.00	0.00
Assets	0.00	0.00
Cash Provided (Used) by Investing	0.00	0.00
CASH FLOW FROM FINANCING ACTIVITIES		
Cash (Used) or Provided By: Sale of Stock	0.00	60,966.69
Cash provided form Financial Activities	0.00	60,966.69
NET INCREASE (DECREASE) IN CASH	126,392.53	(9,047.93)
CASH AT BEGINNING OF PERIOD	(6,959.93)	2,088.00
CASH AT END OF PERIOD	119,432.60	(6,959.93)

SEE NOTES TO FINANCIAL STATEMENTS

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity
The company is a discount brokerage firm formed for the purpose of generating commissions from buying and selling securities for customers.

Income Per Share
Net Income per share of common stock computed basis on weighted average number of shares outstanding during the year (25,000 shares in 2001). $68,561.68 / 25,000 = $2.74.

Income Taxes
The Company owes no income taxes for the current year.

Depreciation Expense
The Company expenses all assets on a straight line basis.

Ownership
Institutional Capital Management, Inc. was formerly BCR Holding Corporation.

FOCUS REPORT - PART IIA
Firm and Filing Information

Please ENTER the following information
This report is being filed pursuant to (check one):

X 1 Rule 17a-5(a) _4 Special request by designated examining authority
_2 Rule 17a-5(b) _5 Fifth Focus
_3 Rule 17a-11

Period Beginning: 9/30/01
Period Ending: 12/31/01

Have you been a member for fewer than 12 months? Y/(N) N

Please VERIFY the following information
Broker-Dealer Name: INSTITUTIONAL CAPITAL MANAGEMENT, INC.
Firm I.D.: 41055
District I.D.: 6

Contact Name: Daniel Lee Ritz, Jr.
Contact Phone: (218)297-9900

Consolidated:
Unconsolidated: X
Name(s) of subsidiaries or affiliates consolidated in this report:
Name: Phone Number:

Does respondent carry its own customer accounts? Yes
No X

Check here if respondent is filing an audited report. X

Is net capital a requirement calculated using:
(B) Basics or (A) Alternate Method B

FOCUS REPORT - PART IIA

Statement of Changes in Ownership Equity / Subordinated Liabilities

Firm Name: INSTITUTIONAL CAPITAL MANAGEMENT, INC. Firm ID: 41055

From 10/01/01

To 12/31/01

State of Changes in Ownership Equity	
1. Balance, Beginning of Period	158,076
A. Net income (loss)	(7,996)
B. Additions, incl. Non-conforming capital of	0
C. Deductions, incl. Non-conforming capital of	0
2. Balance, End of Period	150,080
Statement of Changes in Subordinated Liabilities	
3. Balance, beginning of Period	
A. Increases	
B. Decreases	0
4. Balance, End of Period	150,080

FOCUS REPORT - PART IIA
Computation of Net Capital

		As of 12/31/01
Firm Name:	Institutional Capital Management, Inc.	Firm ID: 041055
1	Total ownership equity (o/e)	150,080
2	Deduct o/e not allowable for net capital	0
3	Total o/e qualified for net capital	150,080
4	Add:	
	A. Allowable subordinated liabilities	
	B. Other deductions or credits	
	Description	
	0 Amount	
	0	
	0	
5	Total cap & allowable subloans	150,080
6	Deductions &/or charges	
	A. Total non-allowable assets	(25,808)
	B. Secured demand note deficiency	
	C. Cap chgs for spot & commodity futures	
	D. Other deductions &/or charges	
	Total Deductions	(25,808)
7	Other additions &/or allowable credits	
	Description Amount	
	0	
	0	
	0	
8	Net capital before haircuts	124,272

Compliance Examiner
National Association of Securities Dealers

After examination of Institutional Capital Management, Inc. as of the date of this letter, I find no evidence that Institutional Capital Management, Inc. conducts any practices that would cause it to lose its exemption to regulation 15c3-3 under rule K(2)(iii).

Institutional Capital Management, Inc. is an introducing broker, which clears all transactions on a fully disclosed basis with a clearing broker, Raymond James; RBC Dain Rauscher, Inc. Institutional Capital Management, Inc. does not handle customer funds or securities. All customers are instructed to send funds or securities directly to Raymond James; RBC Dain Rauscher, Inc.

Gottfried E. Weber, CPA
March 26, 2002

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

NET CAPITAL	
Total stockholders' equity	150,080
Deduct stockholders' equity not allowable for net capital	0
Total stockholders' equity qualified for net capital	150,080
Additions	
Liabilities allowable in computation of net capital	0
Total capital and allowable liabilities	150,080
Deductions and/or charges	
Non-allowable assets	25,808
Net capital before haircuts on security positions	124,272
Haircuts on securities	24,346
NET CAPITAL	99,926
AGGREGATE INDEBTEDNESS	
Items including statement of financial condition payable to stockholder	570,617
Total aggregate indebtedness	570,617
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Capital Required (Based on Net Indebtedness)	38,041
Minimum Net Capital Required	5,000
Excess Net Capital	61,885
Excess Net Capital at 1000%	42,861
Ratio: Aggregate indebtedness to net capital	571

INSTITUTIONAL CAPITAL MANAGEMENT, INC.

RECONCILIATION WITH COMPANY'S COMPUTATION

No material difference exists between company's calculations and above calculation; therefore, no reconciliation is provided.

INDEPENDENT AUDITOR'S REPORT

Board of Directors:
INSTITUTIONAL CAPITAL MANAGEMENT, INC.

I have examined the financial statements of Institutional Capital Management, Inc. for the year ended December 31, 2001 and have issued my report thereon dated February 28, 2002. As part of my examination, I made a study and evaluation of the Company's system on internal accounting control (which included the procedures for safeguarding securities) to the expent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Institutional Capital Management, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g). I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ii) and the procedures for detrmining compliance with exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers nor perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benfits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal accounting control procedures or the practice and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Institutional Capital Management, Inc. taken as a whole. However, my study and evaluation disclosed no conditions that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices an procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Gottfried E. Weber, CPA
March 26, 2002